EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
04/07/2025	BUY	2,709	3.19
04/08/2025	BUY	39,329	3.22
04/09/2025	BUY	9,400	3.21